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January 19, 2021	mayerbrown.com

VIA EDGAR	Lawrence R Hamilton Partner T: +1 312 701 7055 F: +1 312 706 8333 LHamilton@mayerbrown.com
Mr. John M. Ganley, Esq. Mr. Kenneth Ellington U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	DNP Select Income Inc.

Registration Statement on Form N-14, File Nos.

811-04915 and 333-251313

Dear Mr. Ganley and Mr. Ellington:

On behalf of DNP Select Income Inc. (“DNP” or the “Fund”), set forth below is the Fund’s response to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission on December 21, 2020, and January 8, 2021, regarding the Fund’s registration statement on Form N-14, filed on December 11, 2020 (the “Initial Registration Statement”). Coincident with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its registration statement on Form N-2 (the “Pre-Effective Amendment”), which addresses the comments the Staff has provided. All capitalized terms not defined in this letter have the meanings set out in the Pre-Effective Amendment.

For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Fund’s response.

1.

The October 31, 2019 financial reports incorporated by reference in the N-14 are older than 245 days. Please file a pre-effective amendment that includes October 31, 2020 financial statements and financial highlights, and please update expense ratios in the fee table as necessary.

The Pre-Effective Amendment incorporates the Fund’s October 31, 2020 financial statements, and all expense ratios in the Pre-Effective Amendment have been revised as necessary.

2.	Please provide a capitalization table as required by Item 4.B of Form N-14, with information as of a date within 30 days of filing the registration statement..

The Pre-Effective Amendment now includes a capitalization table on page 66.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership) and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Mr. John M. Ganley, Esq.

Mr. Kenneth Ellington

January 19, 2021

3.	Please confirm in correspondence and in the N-14 that the acquiring fund will be the accounting survivor.

The Fund hereby confirms that the acquiring fund (DNP Select Income Fund Inc.) will be the accounting survivor. Disclosure has also been included in the response to Question 11 on page (iv) of the Pre-Effective Amendment to address this point.

4.

Disclosure states that expenses incurred in connection with the merger will be borne by the target fund. Please explain in correspondence why the costs will not be split equitably between the two funds.

As discussed in detail in the Pre-Effective Amendment, particularly in the section captioned “Background on Standstill Agreement with Karpus” (which is unchanged from the Initial Registration Statement), the DUC Board agreed to enter into the Merger Agreement and to recommend the Merger to the DUC shareholders in connection with DUC entering into the Standstill Agreement with Karpus. As explained in that disclosure, the DUC Board’s support for the proposed Merger was intended to address Karpus’s concerns about DUC’s discount to NAV without the potential negative consequences of other measures that had been advocated by Karpus.

At the same time, the DNP Board (although it consisted of the same individuals as the DUC Board) was only willing to support the proposed Merger if it could independently determine that the Merger would also be in the best interests of DNP and its shareholders. The DNP Board concluded that DNP shareholders would benefit from the increase in DNP’s asset base at little-to-no upfront cost, as well as increased trading efficiencies and long-term expense savings that would result from spreading fixed costs over a larger asset base and potentially the ability of DNP to benefit from DUC’s tax loss carryforwards. The DNP Board also concluded that the merger would not be likely to have a long-term detrimental effect on DNP’s premium. However, the DNP Board was also concerned that if DNP were required to bear the majority of the expenses associated with the Merger (which would have been the case if the expenses had been allocated to both Funds based on relative net assets), that would significantly reduce, or even eliminate, the potential benefits that DNP would receive in spreading certain fixed costs over a larger asset base, particularly in the near term.

By contrast, the DUC Board considered that even if DUC was required to bear all expenses associated with the Merger, shareholders of DUC were still expected to benefit in the manner described in the Pre-Effective Amendment. Accordingly, agreeing to allocate the Merger expenses to DUC was a material factor in enabling the DNP Board to recommend the Merger as being in the best interests of DNP and its shareholders, without undermining the ability of the DUC Board to recommend the Merger as being in the best interests of DUC and its shareholders.

Mayer Brown LLP

Mr. John M. Ganley, Esq.

Mr. Kenneth Ellington

January 19, 2021

5.	With respect to the fee table, total annual expenses of the acquiring fund do not appear to foot properly. Please revise the fee table accordingly.

The fee table on page 8 of the Pre-Effective Amendment has been revised to address this point.

6.

In the section “Material U.S. Federal Income Tax Consequences,” please disclose the following for each Fund: (i) an estimate of the percentage of each Fund’s portfolio that will be sold in connection with the merger, (ii) the dollar amount of the transaction costs expected to be generated as a result of these trades, and (iii) the estimated impact to shareholders regarding capital gains distributions, including dollar and per share amount.

Disclosure has been added on page 51 of the Pre-Effective Amendment to address these points.

7.	Please revise the Notice of Special Meeting of Shareholders to reflect that Rule 14a-16 does not apply to business combination transactions.

The Fund hereby confirms on behalf of DUC that it will not be relying on Rule 14a-16 with respect to delivery of proxy materials in connection with the special meeting of shareholders of DUC. The Notice of Special Meeting of Shareholders included in the Pre-Effective Amendment has also been revised to address this point.

8.	Please revise Question #11 to address the impact of the Merger on Fund fees and expenses as set forth in the pro forma fee table.

Question 11 on page (iv) of the Pre-Effective Amendment has been revised to address this point.

9.	Under “Investment Objectives and Principal Investment Strategies” on page 6 of the Initial Registration Statement, please delete the reference to DNP as a “balanced” fund.

The Pre-Effective Amendment has been revised to address this point on pages (ii), 6 and 10.

10.

Under “Comparison of the Funds’ Investment Objectives, Principal Investment Strategies, Fundamental Investment Restrictions and Other Pertinent Factors” (beginning on page 11 of the Initial Registration Statement) please highlight the key differences between the acquired fund and the acquiring fund.

This section, beginning on page 11 of the Pre-Effective Amendment, has been revised to include an additional column highlighting key differences to address this point.

Mayer Brown LLP

Mr. John M. Ganley, Esq.

Mr. Kenneth Ellington

January 19, 2021

11.	Under “Portfolio Contents” on page 11, please revise the description of DNP’s portfolio contents to not state that the fund is “diversified” in terms of types of securities.

The Pre-Effective Amendment has been revised to address this point.

12.

Under “Primary Risks of Investing in the Funds” (beginning on page 22 of the Initial Registration Statement), please highlight significant differences between the risks of the acquiring fund and the risks of the acquired fund.

Disclosure has also been added on page 29 of the Pre-Effective Amendment to address this point.

13.

The Fund has provided the staff with a form of legality opinion to be filed in a pre-effective amendment to the Initial Registration Statement. The legality opinion is based on the assumptions that (i) shareholders will approve the proposal, and (ii) the Fund will have a sufficient number of DNP Common Shares authorized by its charter to be issued. We will not object to inclusion of the first assumption provided that the Fund represents that it will file, by post-effective amendment, a legality opinion without that assumption no later than the closing of the transaction. See Section II.B.2.d. of Staff Legal Bulletin No. 19. The second assumption appears to conflict with Section II.B.3.a of Staff Legal Bulletin No. 19. Please either remove the assumption or explain to us why it is necessary.

The Fund respectfully submits that the second assumption is necessary because at the time the registration statement becomes effective, the Fund cannot know how many DNP Common Shares will need to be issued at the closing of the Merger (currently expected to occur on March 5, 2021 if shareholder approval is received on February 22, 2021), since that number of shares is determined by a formula for which the variables will only be known as of the market close on the business day preceding the closing date. Specifically, the number of DNP Common Shares to be issued will be equal to (i) the number of outstanding DUC Common Shares multiplied by (ii) a fraction, the numerator of which will be the NAV per share of the DUC Common Shares and the denominator of which will be the NAV per share of the DNP Common Shares, each as of the market close on the business day preceding the closing date. Particularly in the case of the second component of the formula, the Fund can only estimate the constituent variables at the present time, and that ratio could change, even substantially, between now and the closing of the Merger. Because the number of authorized DNP Common Shares that will need to be issued at the closing of the Merger is currently unknown – just as it is currently unknown whether the DUC shareholders will vote to approve the Merger – the Fund respectfully submits that both assumptions in the form of legality opinion provided to the staff are necessary, and represents that the Fund will file, by post-effective amendment, a legality opinion with both assumptions deleted no later than the closing of the Merger.

14.	Please include the form of tax opinion in your next filing and include an undertaking to file the final tax opinion in a post-effective amendment as soon as practicable after closing.

The Fund has filed the form of tax opinion as an exhibit to the Pre-Effective Amendment, and has included the requested undertaking.

Please do not hesitate to call me at (312) 701-7055 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Lawrence R Hamilton

Lawrence R Hamilton

Partner

cc:	William J. Renahan, Esq., Duff & Phelps Investment Management Co.

Adam D. Kanter, Esq., Mayer Brown LLP